UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CALLIDITAS THERAPEUTICS AB

(Name of Issuer)

Common Shares, quota value SEK 0.04 per Share and

American Depositary Shares, each representing two Common Shares, quota value SEK 0.04 per Share

(Title of Class of Securities)

13124Q1061

(CUSIP Number)

Shinichiro Haga

Lead Executive Officer and Senior General Manager, Corporate Strategy

1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006

Tel: +81-3-6699-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Benet J. O’Reilly, Esq.

Adam J. Brenneman, Esq.

Kimberly R. Spoerri, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

September 9, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

CUSIP No. 13124Q106	Page 2 of 5 Pages

(1)	Name of Reporting Persons: ASAHI KASEI CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 50,412,897(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 50,412,897(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,412,897(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 93.30%
(14)	Type of Reporting Person (See Instructions): CO

(1)	See Item 5 of this Schedule 13D.

CUSIP No. 13124Q106	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2024, as amended on September 3, 2024 (the “Schedule 13D”), by AKC (as defined in Item 2), with respect to the ordinary shares, quota value SEK 0.04 (the “Shares”), of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (the “Company”), including Shares represented by American Depositary Receipts (“ADSs”). The principal executive offices of the Company are located at Kungsbron 1, D5, SE-111 22, Stockholm, Sweden. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to report that the tender offer, which expired on August 30, 2024 and was declared unconditional by AKC on September 2, 2024, was completed on September 9, 2024. As a result of the tender offer, AKC’s percentage of beneficial ownership in the Company is 93.30%.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

“Offer

On July 18, 2024, AKC filed a Schedule TO (as amended August 1, 2024 and August 13, 2024, and together with any subsequent amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission (the “Commission”) in relation to the commencement of a tender offer to purchase all of the outstanding Shares, held by U.S. Persons (as defined in the Schedule TO) and all of the outstanding ADSs, each representing two Shares, whether or not held by U.S. Persons, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 18, 2024, as amended (such offer, the “U.S. Offer”). The U.S. Offer was made in conjunction with an offer by AKC in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offer”). The board of directors of the Company unanimously recommended the shareholders and ADS holders of the Company to accept the Offer. The recommendation is supported by an opinion provided by Lazard AB according to which the Offer is fair for the Company’s shareholders and ADS holders from a financial perspective.

Completion of the Offer was subject to the following conditions: (1) the Offer being accepted to such extent that AKC becomes the owner of more than 90 percent of the Shares of the Company (on a fully diluted basis); (2) the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in AKC’s opinion, are acceptable; (3) neither the Offer nor the acquisition of the Company being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or a public authority, or any similar circumstance; (4) no circumstances having occurred that have a material adverse effect on the Company’s financial position, prospects or operations, including the Company’s sales, results, liquidity, equity ratio, equity or assets; (5) no information made public by the Company, or disclosed by the Company to AKC, being inaccurate, incomplete or misleading, and the Company having made public all information that should have been made public by the Company; (6) the Company not taking any action that is intended to impair the prerequisites for making or completing the Offer; and (7) no other party announcing an offer to acquire shares or ADSs of the Company on terms that are more favorable to the shareholders or ADS holders of the Company than the terms of the Offer.

CUSIP No. 13124Q106	Page 4 of 5 Pages

The foregoing description of the Offer and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Schedule TO.

On September 3, 2024, AKC amended Schedule TO disclosing, among other things, final results of the Offer and the satisfaction of the Offer conditions. AKC also disclosed that, on September 2, 2024, it accepted for purchase 1,028,600 ADSs, representing 2,057,200 Shares, and 42,988,491 Shares, for a total of 45,045,691 Shares. Following the announcement of the Offer and as previously disclosed, AKC acquired 5,367,206 Shares, corresponding to 9.93% of the outstanding Shares, outside the Offer and outside of the United States at prices not exceeding the price per share of SEK 208. AKC also disclosed the commencement of the subsequent U.S. offering period in accordance with Rule 14d-11 of the Act (the “Subsequent U.S. Offering Period”), which will expire at 6:00 p.m., Eastern time, on September 13, 2024, unless otherwise extended. Lastly, AKC disclosed its intention to initiate compulsory redemption proceedings in accordance with the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)).

On September 9, 2024, the Offer settled. As a result, AKC now owns 48,355,697 Shares and 1,028,600 ADSs, corresponding to a total of 93.30% of the outstanding Shares. The offer prices paid by AKC are SEK 208 per Share and SEK 416 per ADS for a total of SEK 9,369,503,728.

Pursuant to a request from AKC, the Company has submitted a notice of termination to the ADS depositary, notified Nasdaq Global Select Market (“Nasdaq”) of its intention to voluntarily delist the ADSs and filed a Form 25, Notification of Removal from Listing and/or Registration with the Commission, thereby commencing the process of delisting the ADSs from Nasdaq and terminating the ADS program. Provided that the criteria for deregistration are met, the Company also intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing the requisite documentation with the Commission.

AKC has not made any decisions involving any changes to the Company’s business, the locations where the Company conducts its business or the Company’s management and employees, including their terms of employment. However, to realize efficiencies, the integration of AKC and the Company will likely entail some changes to the organization, operations and employees of the combined group. In the period following the completion of the Offer and following careful review of the needs of the combined business, AKC will determine the optimal structure of the combined company to continue to deliver success in the future.

Starting on May 30, 2024, certain Shares have been purchased by or on behalf of AKC in the open market in Sweden. For more information regarding these purchases, see Item 5(c) of the Schedule 13D filed with the Commission on June 4, 2024.

Irrevocable Undertakings

In connection with the Offer, and as previously disclosed, AKC entered into the Irrevocable Undertakings with the Supporting Shareholders, pursuant to which the Supporting Shareholders agreed, among other things, to accept the Offer and to tender all of their Shares within five business days after the end of the initial Offer period, and not to withdraw such acceptance, upon the terms and subject to the conditions of the Irrevocable Undertakings. The Irrevocable Undertakings provided for the termination upon certain circumstances, including upon withdrawal of the Offer by AKC or if AKC has not withdrawn the Offer or declared the Offer unconditional by October 31, 2024.

The foregoing description of the Irrevocable Undertakings does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Irrevocable Undertakings, copies of which are filed herewith as Exhibits 2, 3, 4, 5, 6, 7, 8, 9 and 10.”

CUSIP No. 13124Q106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: September 9, 2024

By:	/s/ Shinichiro Haga
	Name:	Shinichiro Haga
	Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D